UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 41)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 91,173,744 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 91,173,744 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6%*
14.	Type of Reporting Person (See Instructions) CO

* Percentage calculated on the basis of 489,304,304 shares of common stock issued and outstanding as of February 20, 2013, based upon information contained in the Company’s Annual Report Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 91,173,744 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 91,173,744 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6%*
14.	Type of Reporting Person (See Instructions) IN

* Percentage calculated on the basis of 489,304,304 shares of common stock issued and outstanding as of February 20, 2013, based upon information contained in the Company’s Annual Report Form 10-K for the fiscal year ended December 31, 2012.

This Amendment No. 41 amends and supplements the Statement on Schedule 13D filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, with the Securities and Exchange Commission (the “SEC”) on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008, July 8, 2008, September 3, 2008, October 16, 2008, February 19, 2009, May 18, 2009, May 20, 2009, September 9, 2009, October 20, 2009, April 16, 2010, October 13, 2010, October 18, 2010 (two filings), October 21, 2010, November 12, 2010, January 28, 2011, April 20, 2011, August 18, 2011, February 28, 2012 and April 4, 2012, and as amended by that certain Schedule TO-T filed by Tracinda and Mr. Kerkorian with the SEC on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (“Common Stock”), of MGM Resorts International, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 41 shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following information to the specified paragraphs:

(a) Mr. Kerkorian is the sole Director and Vice President of Tracinda. Anthony L. Mandekic is the CEO and President, as well as Secretary/Treasurer, of Tracinda. There are no other executive officers of Tracinda.

(c) Mr. Kerkorian’s principal occupation or employment is serving as Tracinda’s sole Director, Vice President and shareholder.

Mr. Mandekic’s principal occupation or employment is serving as CEO and President and as Secretary/Treasurer of Tracinda. Mr. Mandekic is also a director of the Company.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On March 13, 2013, Tracinda filed with the Federal Trade Commission a Notification pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (collectively, “the HSR Act”) in connection with its potential purchases of additional shares of Common Stock either in the open market or directly from third parties. Tracinda is precluded from acquiring additional shares of Common Stock until the required waiting period under the HSR Act has expired or been terminated. In addition, Tracinda complies with the Company’s Securities Trading Policy and, therefore, may generally purchase Common Stock only during “trading windows” established by the Company. The next trading window is expected to open on the third trading day following issuance of the Company’s earnings release for the quarter ended March 31, 2013. Tracinda expects to use working capital to fund any purchases. Under the HSR Act, following expiration or termination of the applicable waiting period, Tracinda would be permitted to increase its ownership level up to 25% (the next reporting threshold above Tracinda’s current ownership level of 18.6%) of the outstanding shares of Common Stock. However, no decision has been made as to the number of shares which may be acquired. That determination will depend upon various factors, including market conditions at the time Tracinda is permitted to purchase Common Stock.

Tracinda monitors its investment in the Company by, among other things, contacting Company management to address operations and market conditions. Tracinda continues to believe that there is substantial value in the assets of MGM Resorts and that the Company is a good long-term investment. As the Company’s largest stockholder, Tracinda occasionally receives inquiries regarding the Company and Tracinda’s shares of Common Stock. From time to time, Tracinda may continue to explore potential transactions involving its shares of Common Stock. Tracinda may ultimately not enter into any such transaction.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the Company’s securities beneficially owned, as of the date hereof, by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding (1)

Tracinda Corporation	91,173,744	18.6%

Kirk Kerkorian	91,173,744	18.6%

Anthony L. Mandekic	92,000 (2)	*

(1)	Percentage calculated on the basis of 489,304,304 shares of Common Stock issued and outstanding as of February 20, 2013, based upon information contained in the Company’s Annual Report Form 10-K for the fiscal year ended December 31, 2012.
(2)	Includes 90,000 shares subject to stock appreciation rights exercisable within 60 days. Mr. Mandekic has sole voting and investment power with respect to the shares held by him, subject to applicable community property laws.
*	Less than 1%.

(c), (d) & (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 14, 2013
TRACINDA CORPORATION

	By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
CEO, President and Secretary/Treasurer

KIRK KERKORIAN

	By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

* Power of Attorney previously filed

as Exhibit A to the Schedule 13D on

June 11, 1999.